UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

DECEMBER 2014

Bradesco

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position – Prudential Conglomerate – In thousands of Reais

Assets	At December 31, 2014
Current assets	524,968,455
Cash and due from banks (Note 4)	14,503,056
Interbank investments (Notes 3d and 5)	201,633,491
Investments in federal funds sold and securities borrowed under agreements to resell	194,173,341
Interbank investments	7,488,540
Allowance for losses	(28,390)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	56,794,829
Own portfolio	36,716,620
Subject to repurchase agreements	12,430,463
Derivative financial instruments (Notes 3f and 6e II)	2,926,768
Underlying guarantees provided	4,720,978
Interbank accounts	51,019,697
Unsettled payments and receipts	84,000
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	50,924,906
- SFH	4,981
Correspondent banks	5,810
Interdepartmental accounts	394,602
Internal transfer of funds	394,602
Loans (Notes 3g and 8)	140,321,773
Loans:
- Public sector	1,180,391
- Private sector	153,677,682
Loans Related Assignment	41,982
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(14,578,282)
Leasing (Notes 3g and 8 )	(83,450)
Leasing receivables:
- Private sector	1,904,591
Unearned income from leasing	(1,831,672)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(156,369)
Other receivables	58,366,922
Receivables on sureties and guarantees honored (Note 8a-3)	38,498
Foreign exchange portfolio (Note 9a)	11,774,294
Receivables	5,863,907
Securities trading	1,258,678
Specific receivables	4,179
Sundry (Note 9b)	40,275,323
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(847,957)
Other assets (Note 10)	2,017,535
Other assets	1,674,387
Provision for losses	(687,694)
Prepaid expenses (Notes 3i and 10b)	1,030,842
Long-term receivables	286,504,982
Interbank investments (Notes 3d and 5)	772,794
Interbank investments	772,794
Securities and derivative financial instruments (Notes 3e, 3f and 6)	97,106,222
Own portfolio	60,863,148
Subject to repurchase agreements	32,471,873
Derivative financial instruments (Notes 3f and 6e II)	1,652,713
Subject to the Brazilian Central Bank	19,764
Privatization currencies	58,928
Underlying guarantees provided	1,709,960
Securities subject to unrestricted repurchase agreements	329,836

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

Bradesco     3

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position – Prudential Conglomerate – In thousands of Reais

Assets	At December 31, 2014
Interbank accounts	617,154
Reserve requirement (Note 7):
- SFH	617,154
Loans (Notes 3g and 8)	151,876,620
Loans:
- Public sector	5,668,611
- Private sector	148,272,249
Loans related to assignment	4,911,791
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(6,976,031)
Leasing (Notes 3g and 8)	(94,004)
Leasing receivables:
- Private sector	2,175,968
Unearned income from leasing	(2,174,464)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(95,508)
Other receivables	35,235,209
Receivables	55
Securities trading	398,032
Sundry (Note 9b)	34,848,622
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(11,500)
Other assets (Note 10)	990,987
Prepaid expenses (Notes 3i and 10b)	990,987
Permanent assets	51,282,571
Investments (Notes 3j and 11)	33,974,874
Equity in the earnings (losses) of unconsolidated companies
- In Brazil	33,697,571
- Foreign	229,879
Other investments	190,036
Allowance for losses	(142,612)
Premises and equipment (Notes 3k and 12)	3,045,176
Premises	189,028
Other assets	7,251,962
Accumulated depreciation	(4,395,814)
Leased assets (Note 12)	7,979,114
Leased goods	12,299,445
Accumulated depreciation	(4,320,331)
Deferred assets (Notes 3l and 13)	54,893
Organization and expansion expenses	1,731,266
Accumulated amortization	(1,676,373)
Intangible assets (Notes 3m and 14)	6,228,514
Intangible assets	11,135,185
Accumulated amortization	(4,906,671)
Total	862,756,008

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

4 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position – Prudential Conglomerate – In thousands of Reais

Liabilities	At December 31, 2014
Current liabilities	587,478,416
Deposits (Notes 3o and 15a)	167,136,545
Demand deposits	33,249,863
Savings deposits	92,154,815
Interbank deposits	400,999
Time deposits (Note 15a)	41,330,868
Federal funds purchased and securities sold under agreements to repurchase (Notes 3o and 15b)	272,189,887
Own portfolio	91,608,213
Third-party portfolio	179,742,904
Unrestricted portfolio	838,770
Funds from issuance of securities (Note 15c)	46,647,805
Mortgage and real estate notes, letters of credit and others	43,302,030
Securities issued abroad	3,182,337
Structured operations certificates	163,438
Interbank accounts	1,089,508
Receipts and payments pending settlement	20,797
Correspondent banks	1,068,711
Interdepartmental accounts	4,895,387
Third-party funds in transit	4,888,707
Internal transfer of funds	6,680
Borrowing (Note 16a)	13,117,246
Borrowing abroad	13,117,246
Onlending in Brazil - official institutions (Note 16b)	13,134,627
National treasury	151,096
BNDES	4,056,723
CEF	11,871
FINAME	8,913,365
Other institutions	1,572
Onlending abroad (Note 16b)	1,483,967
Onlending abroad	1,483,967
Derivative financial instruments (Notes 3f and 6e II)	2,168,809
Derivative financial instruments	2,168,809
Other liabilities	65,614,635
Payment of taxes and other contributions	342,167
Foreign exchange portfolio (Note 9a)	5,385,332
Social and statutory	3,062,691
Tax and social security (Note 19a)	4,343,970
Securities trading	2,746,334
Financial and development funds	2,214
Subordinated debts (Note 18)	2,884,804
Sundry (Note 19b)	46,847,123
Long-term liabilities	193,467,089
Deposits (Notes 3o and 15a)	45,370,731
Interbank deposits	245,285
Time deposits (Note 15a)	45,125,446

Bradesco 5

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position – Prudential Conglomerate – In thousands of Reais

Liabilities	At December 31, 2014
Federal funds purchased and securities sold under agreements to repurchase (Notes 3o and 15b)	28,755,210
Own portfolio	28,755,210
Funds from issuance of securities (Note 15c)	43,053,711
Mortgage and real estate notes, letters of credit and others	37,359,623
Securities issued abroad	5,597,480
Structured operations certificates	96,608
Borrowing (Note 16a)	2,083,518
Borrowing abroad	2,083,518
Onlending in Brazil - official institutions (Note 16b)	29,160,950
BNDES	8,216,720
CEF	8,262
FINAME	20,935,968
Derivative financial instruments (Notes 3f and 6e II)	1,144,298
Derivative financial instruments	1,144,298
Other liabilities	43,898,671
Social and statutory	191,631
Tax and social security (Note 19a)	7,083,525
Subordinated debts (Note 18)	32,959,551
Sundry (Note 19b)	3,663,964
Deferred income	289,334
Deferred income	289,334
Non-controlling interests in subsidiaries (Note 20)	12,919
Shareholders' equity (Note 21)	81,508,250
Capital:
- Domiciled in Brazil	37,622,363
- Domiciled abroad	477,637
Capital reserves	11,441
Profit reserves	44,186,135
Asset valuation adjustments	(491,311)
Treasury shares (Note 21d)	(298,015)
Total	862,756,008

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

6  December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Income Statement – Prudential Conglomerate  – In thousands of Reais

	2014
	2st Semester	December
Revenue from financial intermediation	52,501,074	101,351,804
Loans (Note 8j)	30,342,597	58,258,875
Leasing (Note 8j)	2,227,050	5,079,600
Operations with securities (Note 6h)	19,061,351	33,751,537
Derivative financial instruments (Note 6h)	(2,403,499)	(1,340,117)
Foreign exchange operations (Note 9a)	1,229,102	1,295,224
Reserve requirement (Note 7b)	2,089,173	4,310,921
Sale or transfer of financial assets	(44,700)	(4,236)

Financial intermediation expenses	46,766,068	76,084,626
Federal funds purchased and securities sold under agreements to repurchase (Note 15e)	27,022,210	48,593,707
Borrowing and onlending (Note 16c)	10,309,874	8,696,440
Leasing (Note 8j)	1,919,878	4,430,200
Allowance for loan losses (Notes 3g, 8g and 8h)	7,514,106	14,364,279

Gross income from financial intermediation	5,735,006	25,267,178

Other operating income (expenses)	588,908	(7,994,793)
Fee and commission income (Note 22)	9,710,180	18,626,754
Other fee and commission income	7,148,858	13,726,826
Income from banking fees	2,561,322	4,899,928
Payroll and related benefits (Note 23)	(6,638,323)	(12,337,008)
Other administrative expenses (Note 24)	(8,033,299)	(15,504,882)
Tax expenses (Note 25)	(1,356,329)	(3,170,409)
Equity in the earnings (losses) of unconsolidated companies (Note 11a)	8,398,236	9,202,443
Other operating income (Note 26)	4,323,284	6,433,274
Other operating expenses (Note 27)	(5,814,841)	(11,244,965)
Operating income	6,323,914	17,272,385
Non-operating income (loss) (Note 28)	(282,497)	(499,137)
Income before income tax and social contribution and non-controlling interests	6,041,417	16,773,248
Income tax and social contribution (Notes 32a and 32b)	1,832,065	(1,673,164)
Non-controlling interests in subsidiaries	(5,594)	(11,266)
Net income	7,867,888	15,088,818

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

Bradesco 7

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Statement of Changes in Shareholders' Equity – In thousands of Reais

Events		Paid-in	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on June 30, 2014		38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278
Asset valuation adjustments		-	-	-	-	(127,523)	(373,711)	-	-	(501,234)
Net income		-	-	-	-	-	-	-	7,867,888	7,867,888
Allocations:	- Reserves	-	-	393,395	4,815,811	-	-	-	(5,209,206)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(2,028,110)	(2,028,110)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(630,572)	(630,572)
Balance on December 31, 2014		38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250

Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	459,896	103,236	-	-	563,132
Net income		-	-	-	-	-	-	-	15,088,818	15,088,818
Allocations:	- Reserves	-	-	754,442	9,279,796	-	-	-	(10,034,238)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(3,595,008)	(3,595,008)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(1,459.572)	(1,459,572)
Balance on December 31, 2014		38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

8 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Cash Flow Statement – Prudential Conglomerate – In thousands of Reais

	2014
	2st Semester	December
Cash flow from operating activities:
Net Income before income tax and social contribution	6,041,417	16,773,248
Adjustments to net income before income tax and social contribution	3,745,336	13,983,969
Allowance for loan losses	7,514,106	14,364,279
Depreciation and amortization	1,094,648	2,559,486
Impairment charges	85,608	85,608
Expenses with civil, labor and tax provisions	670,197	1,990,160
Equity in the earnings (losses) of unconsolidated companies	(8,398,236)	(9,202,443)
Loss on sale of investments	45,053	45,053
Loss on sale of fixed assets	32,496	41,811
Loss on sale of foreclosed assets	164,005	311,468
Other	2,537,459	3,788,547
Adjusted net income before taxes	9,786,753	30,757,217
(Decrease)/increase in interbank investments	3,033,415	17,588,975
(Decrease)/increase in trading securities and derivative financial instruments	14,792,025	9,041,347
(Decrease)/increase in interbank and interdepartmental accounts	1,818,783	(370,832)
(Increase) in loan and leasing	(22,737,606)	(35,480,978)
Increase/(decrease) in deferred income	68,710	(298,353)
Increase in other receivables and other assets	(5,162,529)	(2,456,220)
(Decrease)/increase in reserve requirement - Brazilian Central Bank	2,576,919	4,456,083
(Decrease) in deposits	(1,734,586)	(6,516,152)
Increase in securities sold under agreements to repurchase	59,117,533	58,156,567
Increase in funds from issuance of securities	14,055,595	26,922,765
Increase in borrowings and on-lending	4,855,880	2,894,607
Increase in other liabilities	1,928,787	6,873,996
Income tax and social contribution paid	(1,320,065)	(3,502,280)
Net cash provided by/(used in) operating activities	81,079,614	108,066,742
Cash flow from investing activities:
(Increase) in held-to-maturity securities	(1,982)	(9,141)
Sale of/maturity of and interests on available-for-sale securities	14,900,939	33,557,510
Proceeds from sale of foreclosed assets	375,794	643,799
Sale of investments	208,708	208,708
Sale of premises and equipment	609,115	1,056,330
Purchases of available-for-sale securities	(21,957,990)	(46,915,094)
Foreclosed assets received	(704,148)	(1,359,558)
Investment acquisitions	(2,463)	(20,845)
Purchase of premises and equipment	(1,881,835)	(3,352,886)
Intangible asset acquisitions	(674,831)	(891,580)
Dividends and interest on shareholders’ equity received	52,744	159,632
Net cash provided by/(used in) investing activities	(9,075,949)	(16,923,125)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	430,874	(74,361)
Dividends and interest on shareholders’ equity paid	(1,326,329)	(3,921,650)
Non-controlling interest	(100,192)	(129,553)
Acquisition of own shares	-	(28,922)
Net cash provided by/(used in) financing activities	(995,647)	(4,154,486)
Net increase in cash and cash equivalents	71,008,018	86,989,131
Cash and cash equivalents - at the beginning of the period	133,661,125	117,680,012
Cash and cash equivalents - at the end of the period	204,669,143	204,669,143
Net increase in cash and cash equivalents	71,008,018	86,989,131

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

Bradesco     9

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Financial Statements of the Prudential Conglomerate Index

Notes to Bradesco’s Consolidated Financial Statements of the Prudential Conglomerate are as follows:

Page

1) OPERATIONS	11
2) PRESENTATION OF THE FINANCIAL STATEMENTS	11
3) SIGNIFICANT ACCOUNTING PRACTICES	13
4) CASH AND CASH EQUIVALENTS	19
5) INTERBANK INVESTMENTS	20
6) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	21
7) INTERBANK ACCOUNTS - RESERVE REQUIREMENT	29
8) LOANS	31
9) OTHER RECEIVABLES	41
10) OTHER ASSETS	43
11) INVESTMENTS	44
12) PREMISES, EQUIPMENT AND LEASING	45
13) DEFERED ASSETS	45
14) INTANGIBLE ASSETS	46
15) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	46
16) BORROWING AND ONLENDING	48
17) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY	49
18) SUBORDINATED DEBT	52
19) OTHER LIABILITIES	53
20) NON-CONTROLLING INTERESTS IN SUBSIDIARIES	54
21) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	54
22) FEE AND COMMISSION INCOME	56
23) PAYROLL AND RELATED BENEFITS	56
24) OTHER ADMINISTRATIVE EXPENSES	56
25) TAX EXPENSES	57
26) OTHER OPERATING INCOME	57
27) OTHER OPERATING EXPENSES	57
28) NON-OPERATING INCOME (LOSS)	57
29) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	58
30) FINANCIAL INSTRUMENTS	60
31) EMPLOYEE BENEFITS	66
32) INCOME TAX AND SOCIAL CONTRIBUTION	67
33) OTHER INFORMATION	69

10            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is so authorized to do. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization, working together in an integrated fashion in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the prudential conglomerate have been prepared to comply with the requirements of Resolution no 4280/13, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (Bacen). This way, specific requirements were observed in the consolidation and/or combination of entities listed in Resolution no 4280/13 determined by CMN and Bacen, which are not necessarily the same established by Brazilian corporate law and by CMN or Bacen for other types of consolidation. In this sense, the financial statements of Banco Bradesco, its foreign branch, controlled companies and investment funds are included as required by Resolution no 4280/13.

Bradesco has chosen the option provided in paragraph 2o of Art. 10, of the Circular no 3701/14, of Bacen, and are not presenting the comparative information of the consolidated financial statements of the prudential conglomerate. These financial statements are expressed in thousands of reais.

In the preparation of these consolidated financial statements of the prudential conglomerate, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly-controlled entities is presented in the investments and intangible assets lines (Note 14a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets, and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements of the prudential conglomerate were approved by the Board Directors on March 31, 2015.

Bradesco     11

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Below are the primary direct and indirectly owned companies included in the consolidation:

		December 31, 2014
	Activity	Equity Interest
Financial Institutions
Banco Bradesco S.A.	Banking	Controller
Banco Alvorada S.A.	Banking	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.80%
Banco Boavista Interatlântico S.A.	Banking	100.00%
Banco CBSS S.A.	Banking	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%
Banco Bradescard S.A.	Cards	100.00%
Crediare S.A. - Crédito, Financiamento e Investimento	Banking	50.00%
Cidade Capital Markets Limited	Banking	100.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%
Banco Bradesco New York Branch	Banking	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%
Bradesco Securities, UK.	Brokerage	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%
Administradora de Consórcios
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%
Instituições de Pagamento
Cielo S.A. (2)	Services	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (2)	Services	50.01%
Securitizadoras
Cia. Securitizadora de Créditos Financeiros Rubi	Purchase of credits	100.00%
Alvorada Cia. Securitizadora de Créditos Financeiros	Purchase of credits	100.00%
Promosec Cia. Securitizadora de Créditos	Purchase of credits	100.00%
Fundos de Investimentos
Bradesco FI MULT Cred. Priv. Inv. Exterior Pioneiro	Investment funds	100.00%
Bradesco F.I.C. F.I. Referenciado DI Galáxia	Investment funds	100.00%
Bradesco FI Multimercado Cred. Privado Apolo	Investment funds	100.00%
F II - Fundo de Investimento RF Cred. Privado	Investment funds	100.00%
FIDC Hiper	Investment funds	100.00%
FIP Multisetorial Plus	Investment funds	100.00%
Bradesco FI Referenciado DI União	Investment funds	94.82%
Bradesco F.I. Referenciado DI Performance	Investment funds	100.00%
BRAD FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment funds	100.00%
Strong Fundo de Inv. em Cotas FUN Inv. Multimercado	Investment funds	100.00%
FIP Multisetorial Plus II	Investment funds	100.00%
Bradesco FIC Fundo Inv. Referenciado DI Carnaúba	Investment funds	50.01%

(1)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 15d); and

(2)  Company proportionally consolidated, pursuant to CMN Resolution no 2723/00 and CVM Rule no 247/96.

12            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation and foreign exchange rates respectively at the end of the reporting period.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities - securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Bradesco     13

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the intent of the underlying instrument at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in the income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 6 (e to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution no 2682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered to rate customer risk as per CMN Resolution no 2682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution no 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

14            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The leasing portfolio consists of contracts registered under Portaria 140/84, of the Ministry of Finance, which contains clauses: a) non cancellation; b) put option; and c) accrual based on floating or prefixed rates and accounted in accordance to the standards established by Bacen, as follows:

I-      Receivable Leases

Reflect the balance of receivable counter installments, updated according to the indexes and criteria established contractually.

II-    Lease deferred income and Guaranteed Residual Value (VRG)

Recorded at contract value, in contrast to the lease deferred income accounts and residual Value to be balanced, both presented by agreed conditions. The VRG received in advance is recorded in Other Liabilities – Lenders by Anticipation of the Residual Value, up to the maturity date of the contract. The present value adjustment of counter installments and receivable VRG of financial leasing operations is recognized as excess/insufficient depreciation on leased assets, aiming to align accounting practices. For operations that are 60 or more days past due, the appropriation to the income statements occurs when contractual installments are received, according to the CMN Resolution no 2682/99.

III-  Leased assets

Are stated at acquisition cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method, with the benefit of 30% reduction on the normal useful life of the asset, provided in the existing legislation. The main annual rates of depreciation used, which are the basis for this reduction, are as follows: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on lease

The losses recorded in the sale of leased assets are deferred and amortized over the remaining term of the normal useful life of the assets, being demonstrated along with the Leased Asset (Note 8k).

V-    Excess (insufficiency) of depreciation

The accounting records of the leasing operations are maintained in accordance with legal requirements, specific to this type of operation. The procedures adopted and summarized in "II" to "IV" above differ from accounting practices provided in Brazilian corporate legislation, especially with regards to the accrual basis of accounting on recording revenue and expenses related to leasing contracts. As a result, according to Circular Bacen no 1429/89, the present value of the open counter installments has been calculated, using the internal rate of return of each contract, registering a revenue or expense of leasing, in contrast to excess or insufficiency of depreciation accounts, respectively, recorded in the Permanent Asset, aiming to suit leasing operations to an accrual basis of accounting (Note 8k).

Bradesco     15

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

h)   Income tax and social contribution (assets and liabilities)

Deferred income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax) and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the corresponding provision is used and/or reversed. Deferred tax assets on income tax and social contribution losses are used when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law no 11941/09, changes in the criteria to recognize revenue, costs and expenses included in the net income for the period, enacted by Law no 11638/07 and by Articles no 37 and no 38 of Law no 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are used. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 32.

i)    Prepaid expenses

Prepaid expenses are represented by funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for by the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly-controlled entities are consolidated - the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions which transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

16            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 12.

l)    Deferred assets

It is stated at a cost of acquisition or net formation of their accumulated depreciation of 20% per annum, calculated by the straight-line method. From December, 2008, the new operations have been recorded in intangible assets in accordance with the Circular Letter in 3,357/08 of Bacen.

The values composition of the assets costs and their depreciation are presented in Note 13.

m) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets, including their changes by class, are presented in Note 14.

n)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Notes 6d(10).

o)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily prorated basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution no 3823/09 and CVM Resolution no 594/09:

Bradesco     17

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

•       Contingent assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 33.

18            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

4)   CASH AND CASH EQUIVALENTS

December 31, 2014 - R$ thousand
Cash and due from banks in domestic currency	10,816,977
Cash and due from banks in foreign currency	3,685,973
Investments in gold	106
Total cash and due from banks	14,503,056
Interbank investments (1)	190,166,087
Total cash and cash equivalents	204,669,143

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     19

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

5)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

				December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	11,818,123	-	-	-	11,818,123
• Financial treasury bills	9,789	-	-	-	9,789
• National treasury notes	5,389,740	-	-	-	5,389,740
• National treasury bills	6,358,095	-	-	-	6,358,095
• Other	60,499	-	-	-	60,499
Funded position	181,115,139	380,015	-	-	181,495,154
• Financial treasury bills	22,241,077	-	-	-	22,241,077
• National treasury notes	105,283,214	253,964	-	-	105,537,178
• National treasury bills	53,590,848	126,051	-	-	53,716,899
Short position	735,882	124,182	-	-	860,064
• National treasury bills	735,882	124,182	-	-	860,064
Subtotal	193,669,144	504,197	-	-	194,173,341
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	2,320,390	3,935,877	1,232,273	772,794	8,261,334
• Provision for losses	(2,528)	(3,002)	(22,860)	-	(28,390)
Subtotal	2,317,862	3,932,875	1,209,413	772,794	8,232,944
Grand total	195,987,006	4,437,072	1,209,413	772,794	202,406,285
%	96.8	2.2	0.6	0.4	100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

Year ended December 31, 2014 - R$ thousand
Income from investments in purchase and sale commitments:
• Own portfolio position	292,618
• Funded position	14,927,863
• Short position	416,333
Subtotal	15,636,814
Income from interest-earning deposits in other banks	591,243
Total (Note 6h)	16,228,057

20            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

6)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	December 31, 2014 - R$ thousand

Financial

		%
Trading securities (5)	39,354,163	25.6
- Government securities	19,027,995	12.4
- Corporate securities	15,746,687	10.2
- Derivative financial instruments (1) (9)	4,579,481	3.0
Available-for-sale securities (5)	114,447,667	74.4
- Government securities	59,327,749	38.6
- Corporate securities	55,119,918	35.8
Held-to-maturity securities (4)	38,874	-
- Government securities	38,874	-
Subtotal	153,840,704	100.0
Purchase and sale commitments (2)	60,347
Grand total	153,901,051
- Government securities	78,394,618	51.0
- Corporate securities	75,446,086	49.0
Subtotal	153,840,704	100.0
Purchase and sale commitments (2)	60,347	-
Grand total	153,901,051

Bradesco     21

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market
Government securities	5,036,664	5,544,349	1,479,311	66,334,294	78,394,618	79,122,002	(727,384)
Financial treasury bills	37,990	721,378	1,458,860	3,047,344	5,265,572	5,266,105	(533)
National treasury bills	3,822,677	2,462,067	20,383	16,254,039	22,559,166	23,323,986	(764,820)
National treasury notes	119,608	2,284,446	-	46,284,643	48,688,697	48,649,176	39,521
Brazilian foreign debt notes	22,056	8,061	-	689,218	719,335	733,070	(13,735)
Privatization currencies	-	-	-	58,928	58,928	48,784	10,144
Other	1,034,333	68,397	68	122	1,102,920	1,100,881	2,039
Private securities	12,760,093	5,070,305	2,644,095	54,971,593	75,446,086	75,376,091	69,995
Bank deposit certificates	41,727	599,070	-	58,584	699,381	699,381	-
Shares	3,418,512	-	-	-	3,418,512	3,368,304	50,208
Debentures	280,682	2,185,102	1,075,572	29,196,477	32,737,833	32,909,387	(171,554)
Promissory notes	118,066	519,183	-	549	637,798	643,274	(5,476)
Foreign corporate securities	1,867,364	44,158	74,605	9,429,607	11,415,734	12,033,719	(617,985)
Derivative financial instruments (1) (9)	2,541,245	194,751	190,772	1,652,713	4,579,481	3,623,689	955,792
Certificates of Real Estate Receivables	285	1,225	3,240	11,764,106	11,768,856	11,905,203	(136,347)
Financial bills	315,916	1,212,163	1,274,682	2,414,708	5,217,469	5,231,991	(14,522)
Other	4,176,296	314,653	25,224	454,849	4,971,022	4,961,143	9,879
Subtotal	17,796,757	10,614,654	4,123,406	121,305,887	153,840,704	154,498,093	(657,389)
Purchase and sale commitments (2)	60,347	-	-	-	60,347	60,347	-
Hedge - cash flow (Note 6g)	-	-	-	-	-	-	311,683
Grand total	17,857,104	10,614,654	4,123,406	121,305,887	153,901,051	154,558,440	(345,706)

22            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market
- Financial (5)	8,447,642	6,844,143	3,069,410	20,992,968	39,354,163	38,391,105	963,058
National treasury bills	521,093	1,976,145	20,383	346,965	2,864,586	2,870,706	(6,120)
Financial treasury bills	26,154	546,407	1,458,860	2,730,561	4,761,982	4,762,336	(354)
Bank deposit certificates	40,835	599,070	-	27,670	667,575	667,575	-
Derivative financial instruments (1) (9)	2,541,245	194,751	190,772	1,652,713	4,579,481	3,623,689	955,792
Debentures	163,390	432,292	72,104	3,477,408	4,145,194	4,207,821	(62,627)
National treasury notes	110,822	1,492,204	-	9,311,244	10,914,270	10,802,646	111,624
Financial bills	315,916	1,212,163	1,274,682	2,362,500	5,165,261	5,179,256	(13,995)
Other	4,728,187	391,111	52,609	1,083,907	6,255,814	6,277,076	(21,262)
Subtotal	8,447,642	6,844,143	3,069,410	20,992,968	39,354,163	38,391,105	963,058
Purchase and sale commitments (2)	60,347	-	-	-	60,347	60,347	-
Grand total	8,507,989	6,844,143	3,069,410	20,992,968	39,414,510	38,451,452	963,058
Derivative financial instruments (liabilities) (9)	(1,584,487)	(336,613)	(247,709)	(1,144,298)	(3,313,107)	(2,871,454)	(441,653)

Bradesco     23

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (3) (10)	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market
- Financial (5)	9,349,115	3,770,511	1,053,996	100,274,045	114,447,667	116,068,114	(1,620,447)
National treasury bills	3,301,583	485,921	-	15,907,073	19,694,577	20,453,280	(758,703)
Brazilian foreign debt notes	8,858	-	-	253,042	261,900	272,701	(10,801)
Foreign corporate securities	1,797,743	44,158	47,288	9,155,338	11,044,527	11,651,082	(606,555)
National treasury notes	8,786	792,242	-	36,973,398	37,774,426	37,846,531	(72,105)
Financial treasury bills	11,835	174,971	-	316,783	503,589	503,769	(180)
Bank deposit certificates	892	-	-	30,914	31,806	31,806	-
Debentures	117,292	1,752,809	1,003,468	25,719,069	28,592,638	28,701,567	(108,929)
Shares	1,701,618	-	-	-	1,701,618	1,650,913	50,705
Certificates of Real Estate Receivables	285	1,225	3,240	11,714,868	11,719,618	11,857,286	(137,668)
Other	2,400,223	519,185	-	203,560	3,122,968	3,099,179	23,789
Subtotal	9,349,115	3,770,511	1,053,996	100,274,045	114,447,667	116,068,114	(1,620,447)
Hedge - cash flow (Note 6g)	-	-	-	-	-	-	311,683
Grand total	9,349,115	3,770,511	1,053,996	100,274,045	114,447,667	116,068,114	(1,308,764)

III)  Held-to-maturity securities

Securities	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)
Financial	-	-	-	38,874	38,874
Brazilian foreign debt notes	-	-	-	38,874	38,874
Grand total (4)	-	-	-	38,874	38,874

24            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Breakdown of the portfolios by financial statement classification

Securities	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December (2) (5) (6) (7)
Own portfolio	15,190,990	5,366,129	3,253,982	73,768,667	97,579,768
Fixed income securities	11,772,478	5,366,129	3,253,982	73,768,667	94,161,256
• Financial treasury bills	37,990	75,055	800,591	1,749,880	2,663,516
• National treasury notes	119,608	201	-	21,152,066	21,271,875
• Brazilian foreign debt securities	22,056	8,061	-	689,218	719,335
• Bank deposit certificates	41,727	599,070	-	58,584	699,381
• National treasury bills	3,822,677	338,861	-	4,262,652	8,424,190
• Foreign corporate securities	1,750,567	44,158	74,605	2,025,456	3,894,786
• Debentures	280,682	2,185,102	1,075,572	29,196,477	32,737,833
● Certificates of Real Estate Receivables	285	1,225	3,240	11,764,106	11,768,856
● Financial bills	315,916	1,212,163	1,274,682	2,414,708	5,217,469
• Purchase and sale commitments (2)	60,347	-	-	-	60,347
• Other	5,320,623	902,233	25,292	455,520	6,703,668
Equity securities	3,418,512	-	-	-	3,418,512
• Shares of listed companies	3,418,512	-	-	-	3,418,512
Restricted securities	124,869	5,053,774	678,652	45,554,671	51,411,966
Repurchase agreements	116,797	4,420,748	65,203	40,299,588	44,902,336
• National treasury bills	-	2,113,008	20,383	9,890,419	12,023,810
• Financial treasury bills	-	23,495	44,820	358,861	427,176
• National treasury notes	-	2,284,245	-	22,646,157	24,930,402
• Foreign corporate securities	116,797	-	-	7,404,151	7,520,948
Brazilian Central Bank	-	-	-	19,764	19,764
• National treasury bills	-	-	-	19,764	19,764
Privatization currencies	-	-	-	58,928	58,928
Guarantees provided	8,072	633,026	613,449	5,176,391	6,430,938
• National treasury bills	-	10,198	-	1,751,368	1,761,566
• Financial treasury bills	-	622,828	613,449	938,603	2,174,880
• National treasury notes	-	-	-	2,486,420	2,486,420
• Other	8,072	-	-	-	8,072
Derivative financial instruments (1) (9)	2,541,245	194,751	190,772	1,652,713	4,579,481
Securities subject to unrestricted repurchase agreements	-	-	-	329,836	329,836
• National treasury bills	-	-	-	329,836	329,836
Grand total	17,857,104	10,614,654	4,123,406	121,305,887	153,901,051
%	11.6	6.9	2.7	78.8	100.0

Bradesco     25

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

(1)     Consistent with the criteria in Bacen Circular Letter no 3068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund and managed portfolio resources invested in purchase contracts with a commitment to re sale with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)     The investment fund quotas are presented according to the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter no 3068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. This financial capacity is disclosed in Note 30a, which presents the maturity of asset and liability operations;

(5)     On December 2014, the amount of R$ 17,003 thousand was reclassified from “Held-for-trading securities” to “Available-for-sale securities”;

(6)     The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(7)     This column reflects book value after mark-to-market accounting in accordance with item (7), except for held-to-maturity instruments, whose fair value is higher than the original amortized cost for the amount of R$ 5,402 thousand;

(8)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(9)     For a better analysis of these items, consider the net exposure (Note 6e II); and

(10)   In the year ended December 31, 2014, there were no losses by impairment under the heading "equity securities", for the securities classified under the category "Available-for-sale securities".

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

26            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	December 31, 2014 - R$ thousand
	Grand total amount	Net amount
Futures contracts
Purchase commitments:	75,980,704	-
- Interbank market	56,612,540	-
- Foreign currency	16,145,870	-
- Other	3,222,294	2,984,059
Sale commitments:	130,338,720	-
- Interbank market (1)	104,058,738	47,446,198
- Foreign currency (2)	26,041,747	9,895,877
- Other	238,235	-

Option contracts
Purchase commitments:	26,201,474	-
- Interbank market	23,572,355	-
- Foreign currency	2,190,621	479,247
- Other	438,498	314,801
Sale commitments:	32,429,075	-
- Interbank market	30,594,004	7,021,649
- Foreign currency	1,711,374	-
- Other	123,697	-

Forward contracts
Purchase commitments:	8,164,817	-
- Foreign currency	8,053,377	-
- Other	111,440	-
Sale commitments:	9,697,207	-
- Foreign currency	9,280,704	1,227,327
- Other	416,503	305,063

Swap contracts
Assets (long position):	54,224,000	-
- Interbank market	12,238,607	307,432
- Fixed rate	6,315,588	1,459,415
- Foreign currency	29,305,345	37,596
- IGPM	1,654,190	-
- Other	4,710,270	-
Liabilities (short position):	53,486,392	-
- Interbank market	11,931,175	-
- Fixed rate	4,856,173	-
- Foreign currency	29,267,749	-
- IGPM	2,190,829	536,639
- Other	5,240,466	530,196

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$ 21,107,308 thousand (Note 6g); and

(2)  Includes specific hedges to protect foreign investments totaling R$ 37,598,682 thousand.

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution no 3263/05.

26            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	December 31, 2014 - R$ thousand
	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables - swaps	1,952,660	922,950	2,875,610
Adjustment receivables - futures	17,545	-	17,545
Receivable forward purchases	1,038,259	-	1,038,259
Receivable forward sales	320,519	-	320,519
Premiums on exercisable options	294,706	32,842	327,548
Total assets (A)	3,623,689	955,792	4,579,481
Adjustment payables - swaps	(1,697,878)	(440,124)	(2,138,002)
Adjustment payables - futures	(29,231)	-	(29,231)
Payable forward purchases	(461,901)	-	(461,901)
Payable forward sales	(550,877)	-	(550,877)
Premiums on written options	(131,567)	(1,529)	(133,096)
Total liabilities (B)	(2,871,454)	(441,653)	(3,313,107)

Net Effect (A-B)	752,235	514,139	1,266,374

III) Futures, options, forward and swap contracts - (Notional)

	December 31, 2014 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December
Futures contracts	120,858,857	2,954,498	40,828,613	41,677,456	206,319,424
Option contracts	35,763,128	21,705,331	410,019	752,071	58,630,549
Forward contracts	10,702,927	3,431,977	2,275,924	1,451,196	17,862,024
Swap contracts	9,481,542	16,660,353	5,610,074	19,596,422	51,348,391
Total	176,806,454	44,752,159	49,124,630	63,477,145	334,160,388

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

December 31, 2014 - R$ thousand
Government securities
National treasury notes	2,736,940
Financial treasury bills	5,426
National treasury bills	50,002
Total	2,792,368

V)  Revenues and expenses, net

Year ended December 31, 2014 - R$ thousand
Swap contracts	(167,951)
Forward contracts	(915,802)
Option contracts	152,934
Futures contracts	(409,298)
Total	(1,340,117)

28            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

VI) Total value of derivative financial instruments, by trading location and counterparties

December 31, 2014 - R$ thousand
Cetip (over-the-counter)	50,104,746
BM&FBOVESPA (stock exchange)	248,466,850
Overseas (over-the-counter) (1)	22,088,743
Overseas (stock exchange) (1)	13,500,049
Total	334,160,388

(1)    Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of December 31, 2014, a total of 92.7% of counterparties are corporate entities and 7.3% are financial institutions.

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

On December 31, 2014, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is R$ (1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$ 13,281 thousand, amounting to a total net credit risk value of R$ (1,313,619) thousand, with an effect on the calculation of required shareholders’ equity of R$ (71,519) thousand.

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ (4,434) thousand. There were no credit events, as defined in the agreements, during the year.

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

December 31, 2014 - R$ thousand
DI Future with maturity between 2015 and 2017	21,107,308
Funding indexed to CDI	19,969,423
Mark-to-market adjustment recorded in shareholders’ equity (1)	311,683
Ineffective fair value recorded in profit or loss	19,374

(1)  The adjustment in shareholders’ equity is R$ 187,010 thousand, net of taxes.

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter no 3082/02.

Bradesco     29

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

Year ended December 31, 2014 - R$ thousand
Fixed income securities	17,538,254
Interbank investments (Note 5b)	16,228,057
Equity securities	(14,774)
Subtotal	33,751,537
Income from derivative financial instruments (Note 6e V)	(1,340,117)
Total	32,411,420

7)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	December 31, 2014
Reserve requirement – demand deposits	not remunerated	6,663,664
Reserve requirement – savings deposits	savings index	18,141,287
Reserve requirement – time deposits	Selic rate	7,175,649
Additional reserve requirement		18,944,306
• Savings deposits	Selic rate	9,070,643
• Time deposits	Selic rate	9,873,663
Reserve requirement – SFH	TR + interest rate	622,135
Total (1)		51,547,041

(1)  For further information regarding new rules on reserve requirement, see Note 33c.

b)   Revenue from reserve requirement

Year ended December 31, 2014 - R$ thousand
Reserve requirement – Bacen	4,277,352
Reserve requirement – SFH	33,569
Total	4,310,921

30            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

8)   LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	December 31, 2014 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December (A)	% (5)
Discounted trade receivables and loans (1)	21,385,919	15,188,523	10,182,486	18,672,728	22,823,861	60,322,298	148,575,815	37.3
Financing	3,724,961	3,656,652	3,706,563	9,584,205	16,107,488	82,720,625	119,500,494	29.9
Agricultural and agribusiness loans	661,056	1,166,236	661,416	3,163,639	8,836,657	9,191,021	23,680,025	5.9
Subtotal	25,771,936	20,011,411	14,550,465	31,420,572	47,768,006	152,233,944	291,756,334	73.1
Leasing	214,615	211,006	178,015	518,201	841,026	2,016,048	3,978,911	1.0
Advances on foreign exchange contracts (2)	722,207	807,097	798,145	2,003,000	1,534,167	3,479	5,868,095	1.5
Subtotal	26,708,758	21,029,514	15,526,625	33,941,773	50,143,199	154,253,471	301,603,340	75.6
Other receivables (3)	7,332,698	5,323,485	1,866,206	3,595,877	3,059,236	1,222,914	22,400,416	5.6
Total loans	34,041,456	26,352,999	17,392,831	37,537,650	53,202,435	155,476,385	324,003,756	81.2
Sureties and guarantees (4)	3,331,136	1,051,912	754,954	4,479,051	8,829,945	53,622,549	72,069,547	18.0
Loan assignment - real estate receivables certificate	54,878	54,876	54,873	157,925	235,689	792,402	1,350,643	0.3
Co-obligation in rural loan assignment (4)	-	-	-	-	-	100,919	100,919	-
Loans available for import (4)	93,565	75,801	52,950	48,562	28,397	5,642	304,917	0.1
Confirmed exports loans (4)	24,889	1,780	3,690	709	398	-	31,466	-
Acquisition of credit card receivables	384,011	171,261	121,994	317,426	359,427	86,905	1,441,024	0.4
Grand total	37,929,935	27,708,629	18,381,292	42,541,323	62,656,291	210,084,802	399,302,272	100.0

Bradesco     31

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

	December 31, 2014 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on December (B)	% (5)
Discounted trade receivables and loans (1)	1,156,444	1,015,091	875,653	1,952,688	2,983,461	7,983,337	87.8
Financing	216,286	199,155	90,241	152,354	147,352	805,388	8.8
Agricultural and agribusiness loans	17,295	22,350	56,121	34,735	16,705	147,206	1.6
Subtotal	1,390,025	1,236,596	1,022,015	2,139,777	3,147,518	8,935,931	98.2
Leasing	17,024	14,914	9,578	17,944	13,533	72,993	0.8
Advances on foreign exchange contracts (2)	4,005	1,765	1,116	713	-	7,599	0.1
Subtotal	1,411,054	1,253,275	1,032,709	2,158,434	3,161,051	9,016,523	99.1
Other receivables (3)	8,784	2,861	8,403	14,333	50,067	84,448	0.9
Grand total	1,419,838	1,256,136	1,041,112	2,172,767	3,211,118	9,100,971	100.0

	December 31, 2014 - R$ thousand
	Non-performing loans
	Outstanding installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December (C)	% (5)
Discounted trade receivables and loans (1)	672,710	535,248	448,384	1,103,037	1,716,703	4,041,911	8,517,993	63.9
Financing	194,085	193,640	177,703	503,727	849,909	2,367,662	4,286,726	32.1
Agricultural and agribusiness loans	582	1,075	1,256	6,697	36,978	209,134	255,722	1.9
Subtotal	867,377	729,963	627,343	1,613,461	2,603,590	6,618,707	13,060,441	97.9
Leasing	16,454	16,752	14,536	40,529	64,677	114,297	267,245	2.0
Subtotal	883,831	746,715	641,879	1,653,990	2,668,267	6,733,004	13,327,686	99.9
Other receivables (3)	438	453	421	1,051	1,425	3,145	6,933	0.1
Grand total	884,269	747,168	642,300	1,655,041	2,669,692	6,736,149	13,334,619	100.0

32            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

	December 31, 2014 - R$ thousand
	Total on December (A+B+C)	% (5)
Discounted trade receivables and loans (1)	165,077,145	39.2
Financing	124,592,608	29.6
Agricultural and agribusiness loans	24,082,953	5.7
Subtotal	313,752,706	74.5
Leasing	4,319,149	1.0
Advances on foreign exchange contracts (2) (Note 9a)	5,875,694	1.4
Subtotal	323,947,549	76.9
Other receivables (3)	22,491,797	5.3
Total loans	346,439,346	82.2
Sureties and guarantees (4)	72,069,547	17.1
Loan assignment - real estate receivables certificate	1,350,643	0.3
Co-obligation in rural loan assignment (4)	100,919	-
Loans available for import (4)	304,917	0.1
Confirmed exports loans (4)	31,466	-
Acquisition of credit card receivables	1,441,024	0.3
Grand total	421,737,862	100.0

(1)  Including credit card loans and advances on credit card receivables of R$ 17,422,034 thousand;

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$ 19,594,184 thousand;

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     33

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   By type and levels of risk

	December 31, 2014 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total	% (1)
Discounted trade receivables and loans	30,335,848	77,122,876	10,432,216	25,411,656	4,787,270	3,648,202	1,885,082	1,631,919	9,822,076	165,077,145	47.7
Financing	29,932,904	43,783,722	40,492,524	7,079,464	767,175	631,228	306,127	216,210	1,383,254	124,592,608	36.0
Agricultural and agribusiness loans	3,358,528	3,397,431	9,392,709	7,158,815	268,691	375,886	29,237	26,980	74,676	24,082,953	6.9
Subtotal	63,627,280	124,304,029	60,317,449	39,649,935	5,823,136	4,655,316	2,220,446	1,875,109	11,280,006	313,752,706	90.6
Leasing	97,135	571,415	3,238,383	68,191	73,964	34,998	68,269	23,482	143,312	4,319,149	1.2
Advances on foreign exchange contracts (2)	2,610,889	1,847,725	650,716	684,014	47,585	28,128	713	-	5,924	5,875,694	1.7
Subtotal	66,335,304	126,723,169	64,206,548	40,402,140	5,944,685	4,718,442	2,289,428	1,898,591	11,429,242	323,947,549	93.5
Other receivables	1,205,717	16,616,233	1,366,725	2,628,674	123,318	49,103	33,091	25,554	443,382	22,491,797	6.5
Grand total	67,541,021	143,339,402	65,573,273	43,030,814	6,068,003	4,767,545	2,322,519	1,924,145	11,872,624	346,439,346	100.0
%	19.5	41.4	18.9	12.4	1.7	1.4	0.7	0.6	3.4	100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 9a.

34            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)   Maturity ranges and levels of risk

	December 31, 2014 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total	% (1)
Outstanding installments	-	-	1,449,604	2,671,329	2,014,650	1,366,066	949,610	751,746	4,131,614	13,334,619	100.0
1 to 30	-	-	136,569	246,335	112,479	69,129	51,801	42,440	225,516	884,269	6.7
31 to 60	-	-	111,311	164,565	98,943	64,914	50,200	40,716	216,519	747,168	5.6
61 to 90	-	-	91,383	135,371	88,107	57,572	44,450	35,703	189,714	642,300	4.8
91 to 180	-	-	188,197	332,173	239,909	157,735	119,651	96,409	520,967	1,655,041	12.4
181 to 360	-	-	278,851	536,451	405,230	258,678	196,523	156,622	837,337	2,669,692	20.0
More than 360	-	-	643,293	1,256,434	1,069,982	758,038	486,985	379,856	2,141,561	6,736,149	50.5
Past-due installments (2)	-	-	349,679	857,217	805,082	786,433	679,585	666,736	4,956,239	9,100,971	100.0
1 to 14	-	-	7,690	79,471	51,295	26,034	19,317	51,403	232,970	468,180	5.1
15 to 30	-	-	329,764	259,127	101,803	61,426	30,839	24,854	143,845	951,658	10.5
31 to 60	-	-	12,225	504,116	209,138	155,248	61,892	43,830	269,687	1,256,136	13.8
61 to 90	-	-	-	10,675	420,311	154,015	98,903	57,253	299,955	1,041,112	11.5
91 to 180	-	-	-	3,828	22,535	379,974	453,726	472,936	839,768	2,172,767	23.9
181 to 360	-	-	-	-	-	9,736	14,908	16,460	3,057,597	3,098,701	34.0
More than 360	-	-	-	-	-	-	-	-	112,417	112,417	1.2
Subtotal	-	-	1,799,283	3,528,546	2,819,732	2,152,499	1,629,195	1,418,482	9,087,853	22,435,590
Specific provision	-	-	17,993	105,857	281,973	645,750	814,597	992,937	9,087,853	11,946,960

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution no 2682/99.

Bradesco     35

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

	December 31, 2014 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total	% (1)
Outstanding installments	67,541,021	143,339,402	63,773,990	39,502,268	3,248,271	2,615,046	693,324	505,663	2,784,771	324,003,756	100.0
1 to 30	5,486,357	18,916,779	2,947,066	5,170,331	355,608	351,533	83,184	221,692	508,906	34,041,456	10.5
31 to 60	4,781,276	13,369,406	2,623,406	4,050,470	187,992	970,238	50,592	29,461	290,158	26,352,999	8.1
61 to 90	3,645,263	8,119,910	2,182,714	3,000,452	149,740	82,024	33,432	19,778	159,518	17,392,831	5.4
91 to 180	7,203,093	17,674,549	5,800,771	5,797,917	395,124	136,376	156,133	44,385	329,302	37,537,650	11.6
181 to 360	10,180,511	23,665,146	8,983,055	9,104,426	541,527	151,872	116,904	56,388	402,606	53,202,435	16.4
More than 360	36,244,521	61,593,612	41,236,978	12,378,672	1,618,280	923,003	253,079	133,959	1,094,281	155,476,385	48.0
Generic provision	-	716,697	637,740	1,185,068	324,827	784,514	346,662	353,964	2,784,771	7,134,243
Grand total (2)	67,541,021	143,339,402	65,573,273	43,030,814	6,068,003	4,767,545	2,322,519	1,924,145	11,872,624	346,439,346
Existing provision	-	788,032	785,920	2,253,467	1,735,447	2,139,802	1,589,696	1,922,255	11,872,624	23,087,243
Minimum required provision	-	716,697	655,733	1,290,925	606,800	1,430,264	1,161,259	1,346,901	11,872,624	19,081,203
Excess provision (3)	-	71,335	130,187	962,542	1,128,647	709,538	428,437	575,354	-	4,006,040

(1)  Percentage of maturities by type of installment;

(2)  The grand total includes performing loans of R$ 324,003,756 thousand  and non-performing loans of R$ 22,435,590 thousand; and

(3)  On December 31, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totals R$ 421,596 thousand (Note 19b).

36            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Concentration of loans

	R$ thousand
	December 31, 2014	% (1)
Largest borrower	6,828,851	2.0
10 largest borrowers	24,043,751	6.9
20 largest borrowers	35,072,065	10.1
50 largest borrowers	49,656,653	14.3
100 largest borrowers	62,286,978	18.0

(1)  Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	December 31, 2014%
Public sector	6,849,002	2.0
Federal government	6,828,851	2.0
Petrochemical	6,828,851	2.0
State government	20,151	-
Production and distribution of electricity	20,151	-
Private sector	339,590,344	98.0
Manufacturing	56,650,811	16.3
Food products and beverages	13,640,472	3.9
Steel, metallurgy and mechanics	10,092,436	2.9
Light and heavy vehicles	5,353,212	1.5
Chemical	4,521,503	1.3
Pulp and paper	3,886,237	1.1
Textiles and apparel	3,138,214	0.9
Rubber and plastic articles	2,810,330	0.8
Furniture and wood products	2,205,150	0.7
Non-metallic materials	2,081,481	0.6
Automotive parts and accessories	1,998,093	0.6
Oil refining and production of alcohol	1,816,990	0.5
Electric and electronic products	1,237,125	0.4
Extraction of metallic and non-metallic ores	1,166,969	0.3
Leather articles	791,083	0.2
Publishing, printing and reproduction	578,718	0.2
Other industries	1,332,798	0.4
Commerce	42,849,384	12.5
Merchandise in specialty stores	8,317,266	2.4
Food products, beverages and tobacco	5,553,398	1.6
Non-specialized retailer	5,405,122	1.5
Waste and scrap	3,679,167	1.1
Automobile	3,364,449	1.0
Clothing and footwear	3,079,345	0.9
Motor vehicle repairs, parts and accessories	3,065,933	0.9
Agricultural products	2,285,594	0.7
Grooming and household articles	2,211,096	0.6
Fuel	1,970,667	0.6
Trading intermediary	967,834	0.3
Wholesale of goods in general	942,695	0.3
Other commerce	2,006,818	0.6
Financial intermediaries	3,736,254	1.1
Services	92,782,420	26.6
Civil construction	24,567,839	7.1
Transportation and storage	18,319,498	5.3
Real estate activities, rentals and corporate services	12,482,679	3.6
Holding companies, legal, accounting and business advisory services	6,758,937	1.8
Clubs, leisure, cultural and sport activities	4,826,010	1.4
Production and distribution of electric power, gas and water	4,616,014	1.3
Social services, education, health, defense and social security	3,112,357	0.9
Hotels and catering	2,919,739	0.8
Telecommunications	774,953	0.2
Other services	14,404,394	4.2
Agriculture, cattle raising, fishing, forestry and timber industry	3,461,945	1.0
Individuals	140,109,530	40.5
Total	346,439,346	100.0

Bradesco     37

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

f)    Breakdown of loans and allowance for loan losses

Level of risk	December 31, 2014 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% Accumulated on December (2)
	Past due	Outstanding	Total - non-performing loans
AA	-	-	-	67,541,021	67,541,021	19.5	19.5
A	-	-	-	143,339,402	143,339,402	41.4	60.9
B	349,679	1,449,604	1,799,283	63,773,990	65,573,273	18.9	79.8
C	857,217	2,671,329	3,528,546	39,502,268	43,030,814	12.4	92.2
Subtotal	1,206,896	4,120,933	5,327,829	314,156,681	319,484,510	92.2
D	805,082	2,014,650	2,819,732	3,248,271	6,068,003	1.7	93.9
E	786,433	1,366,066	2,152,499	2,615,046	4,767,545	1.4	95.3
F	679,585	949,610	1,629,195	693,324	2,322,519	0.7	96.0
G	666,736	751,746	1,418,482	505,663	1,924,145	0.6	96.6
H	4,956,239	4,131,614	9,087,853	2,784,771	11,872,624	3.4	100.0
Subtotal	7,894,075	9,213,686	17,107,761	9,847,075	26,954,836	7.8
Grand total	9,100,971	13,334,619	22,435,590	324,003,756	346,439,346	100,00
%	2.7	3.8	6.5	93.5	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

38            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Level of risk	December 31, 2014 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% Accumulated on December (1)
		Specific			Generic	Total
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	716,697	716,697	71,335	788,032	0.5
B	1.0	3,497	14,496	17,993	637,740	655,733	130,187	785,920	1.2
C	3.0	25,717	80,140	105,857	1,185,068	1,290,925	962,542	2,253,467	5.2
Subtotal		29,214	94,636	123,850	2,539,505	2,663,355	1,164,064	3,827,419	1.2
D	10.0	80,508	201,465	281,973	324,827	606,800	1,128,647	1,735,447	28.6
E	30.0	235,930	409,820	645,750	784,514	1,430,264	709,538	2,139,802	44.9
F	50.0	339,792	474,805	814,597	346,662	1,161,259	428,437	1,589,696	68.4
G	70.0	466,715	526,222	992,937	353,964	1,346,901	575,354	1,922,255	99.9
H	100.0	4,956,239	4,131,614	9,087,853	2,784,771	11,872,624	-	11,872,624	100.0
Subtotal		6,079,184	5,743,926	11,823,110	4,594,738	16,417,848	2,841,976	19,259,824	71.5
Grand total		6,108,398	5,838,562	11,946,960	7,134,243	19,081,203	4,006,040	23,087,243	6.7
%		26.5	25.3	51.8	30.8	82.6	17.4	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On December 31, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was separated from the excess provision, and totals R$ 421,596 thousand (Note 19b).

Bradesco     39

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

g)   Changes in allowance for loan losses

Year ended December 31, 2014 - R$ thousand
Opening balance	21,574,376
- Specific provision (1)	10,745,562
- Generic provision (2)	6,796,331
- Excess provision (3) (4)	4,032,483
Additions (Note 8h-1)	14,448,252
Write-offs	(12,935,385)
Closing balance	23,087,243
- Specific provision (1)	11,946,960
- Generic provision (2)	7,134,243
- Excess provision (3) (4)	4,006,040

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution no 2682/99. The excess provision per customer was classified according to the level of risk in Note (Note 8f); and

(4)  On December 31, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 421,596 thousand (Note 19b).

h)   Allowance for Loan Losses (ALL) expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

Year ended December 31, 2014 - R$ thousand
Amount recorded (1)	14,448,252
Amount recovered (2)	(3,918,809)
Allowance for Loan Losses (ALL) expense net of amounts recovered	10,529,443

(1)  includes provision for guarantees provided, comprising sureties, guarantees, letters of credit and standby letter of credit, which are included in the “excess” ALL concept, totaling R$ 83,973 thousand; and

(2)  Classified in income from loans (Note 8j).

i)    Changes in the renegotiated portfolio

Year ended December 31, 2014 - R$ thousand
Opening balance	10,191,901
Amount renegotiated	10,484,112
Amount received	(5,865,574)
Write-offs	(4,033,261)
Closing balance	10,777,178
Allowance for loan losses	6,902,438
Percentage on renegotiated portfolio	64.0%

40            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

j)    Income from loans and leasing

Year ended December 31, 2014 - R$ thousand
Discounted trade receivables and loans	39,775,690
Financing	13,379,393
Agricultural and agribusiness loans	1,184,983
Subtotal	54,340,066
Recovery of credits charged-off as losses	3,918,809
Subtotal	58,258,875
Leasing; net of expenses	649,400
Total	58,908,275

k)   Composition of leasing portfolio, present value, with accounting balances (Note 3g e 8b):

Year ended December 31, 2014 - R$ thousand
Receivable financial leases	4,080,559
Unearned income of receivable financial leases	(4,006,136)
Leased goods + losses on financial leases (net)	12,299,444
Accumulated depreciation of financial leased assets:	(4,320,331)
- Accumulated depreciation	(7,457,843)
- Difference in depreciation	3,137,512
Guaranteed residual value anticipated (Note 19b)	(3,734,387)
Total present value	4,319,149

9)   OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

December 31, 2014 - R$ thousand
Assets - other receivables
Exchange purchases pending settlement	8,481,157
Exchange sale receivables	3,456,757
(-) Advances in domestic currency received	(228,496)
Income receivable on advances granted	64,876
Total	11,774,294
Liabilities - other liabilities
Exchange sales pending settlement	3,463,430
Exchange purchase payables	7,792,842
(-) Advances on foreign exchange contracts	(5,875,694)
Other	4,754
Total	5,385,332
Net foreign exchange portfolio	6,388,962
Off-balance-sheet accounts:
- Loans available for import	304,917
- Confirmed exports loans	31,466

Bradesco     41

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

Year ended December 31, 2014 - R$ thousand
Foreign exchange income	1,295,224
Adjustments:
- Income on foreign currency financing (1)	169,594
- Income on export financing (1)	1,046,317
- Income on foreign investments (2)	30,215
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(890,723)
- Funding expenses (4)	(597,872)
- Other	265,802
Total adjustments	23,333
Adjusted foreign exchange income	1,318,557

(1)    Recognized in “Income from loans”;

(2)    Recognized in “Income from security transactions”;

(3)    Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)    Refers to funding expenses of investments in foreign exchange.

b)   Sundry

December 31, 2014 - R$ thousand
Tax credits (Note 32c)	29,093,401
Credit card operations	21,035,208
Debtors for escrow deposits	9,407,040
Other debtors	5,197,940
Prepaid taxes	3,681,909
Trade and credit receivables (1)	5,657,975
Payments to be reimbursed	781,550
Receivables from sale of assets	79,901
Other	189,021
Total	75,123,945

(1)  Primarily includes receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

42            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

10)    OTHER ASSETS

a)   Foreclosed assets/other

	December 31, 2014 – R$ thousand
	Cost	Provision for losses	Cost net of provision
Real estate	810,846	(120,520)	690,326
Vehicles and similar	528,003	(293,612)	234,391
Goods subject to special conditions	242,397	(242,397)	-
Inventories/warehouse	47,368	-	47,368
Machinery and equipment	20,401	(13,036)	7,365
Other	25,372	(18,129)	7,243
Total	1,674,387	(687,694)	986,693

b)   Prepaid expenses

December 31, 2014 - R$ thousand
Deferred insurance acquisition costs (1)	1,486,198
Advertising and marketing expenses (2)	111,376
Other (3)	424,255
Total	2,021,829

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Prepaid expenses of future advertising and marketing campaigns on media; and

(3)  Mainly related to card issue costs.

Bradesco     43

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

a)   The adjustments resulting from the assessment of equity method investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, correspond to R$ 9,202,443 thousand in the year 2014, and the investments under the caption "Equity in Subsidiaries and Affiliates", correspond to R$ 33,927,450 thousand on December 31, 2014.

Companies (1)	R$ thousand
	Capital Stock	Adjusted shareholders’ equity	Number of share/quotas held (in thousand)			Consolidated ownership on capital stock	Ajusted result	Book value	Equity accounting adjustments (2)
			ON	PN	quotas			December 31, 2014	Year ended December 31, 2014
Bradseg Participações S.A.	9,600,000	20,457,642	7,456,226	-	-	97,082%	4,405,778	19,860,688	4,277,217
Rubi Holdings Ltda.	5,822,146	10,353,839	-	-	5,817,525	99,920%	1,590,952	10,345,556	1,589,679
Bradescard Elo Participações S.A.	657,155	553,380	4,167,605	-	-	100,000%	(10,669)	553,380	(10,669)
Embaúba Holdings Ltda.	551,937	994,600	-	-	484,053	87,701%	79,013	872,274	69,295
Tibre Holdings Ltda.	235,000	451,496	-	-	235,000	100,000%	25,850	451,496	25,850
BF Promotora de Vendas Ltda.	426,220	339,745	-	-	426,220	100,000%	(26,705)	339,745	(26,705)
BES Investimento do Brasil S.A. Banco de Investimento S.A.	420,000	690,010	12,734	12,734	-	20,000%	54,455	138,002	10,891
Shares in Affiliated Companies and Subsidiaries Abroad	-	-	-	-	-	-	-	229,879	(605,377)
Outros (3)	-	-	-	-	-	-	-	1,136,430	(608,415)
Foreign exchange gain/loss overseas agencies and other companies	-	-	-	-	-	-	-	-	4,480,677
Equity in the earnings (losses) of unconsolidated companies	-	-	-	-	-	-	-	33,927,450	9,202,443

(1)   Data for December 31, 2014;

(2)   The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(3)   Basically, refers to investments in the following entities: Serel Participações em Imóveis S.A., Bankpar Consultoria e Serviços Ltda., Caetê Holdings Ltda., Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Neon Holdings S.A. and Imagra Imobiliária e Agrícola Ltda.

44            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)      Composition of investments in the consolidated financial statements

December 31, 2014 - R$ thousand
-Tax incentives	103,385
-Other investments	86,651
Provision for:
- Tax incentives	(85,732)
- Other investments	(56,880)
Total	47,424

12)    PREMISES, EQUIPMENT AND LEASING

	December 31, 2014 – R$ thousand
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation
Property and equipment:
- Buildings	4%	106,996	(76,410)	30,586
- Land	-	82,032	-	82,032
Facilities, furniture and equipment in use	10%	4,132,775	(2,139,119)	1,993,656
Security and communication systems	10%	211,468	(160,885)	50,583
Data processing systems	20 to 50%	2,826,056	(1,981,471)	844,585
Transportation systems	20%	81,663	(37,929)	43,734
Subtotal		7,440,990	(4,395,814)	3,045,176
Leased assets		12,299,445	(4,320,331)	7,979,114
Total		19,740,435	(8,716,145)	11,024,290

The Bradesco Organization’s premises and equipment have an unrecorded surplus of R$ 559,746 thousand. This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The consolidated finance fixed assets to net worth ratio is 47.2%, whereas the maximum limit is 50%.

In the year 2014 contains impairment charges under “Premises and equipment” totaling R$ 802 thousand, basically, in “Facilities, furniture and equipment in use”

13)    DEFERED ASSETS

	December 31, 2014 - R$ thousand
	Cost	Amortization	Cost net of amortization
Systems development	1,731,266	(1,676,373)	54,893
Total	1,731,266	(1,676,373)	54,893

Bradesco     45

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

14)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	December 31, 2014 - R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
Acquisition of banking services rights	Contract (4)	4,216,051	(2,266,314)	1,949,737
Software (2)	20% to 50%	4,738,587	(1,938,708)	2,799,879
Future profitability/customer portfolio (3)	Up to 20%	1,561,851	(415,562)	1,146,289
Other (5)	Contract	618,696	(286,087)	332,609
Total		11,135,185	(4,906,671)	6,228,514

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$ 770,055 thousand, Cielo/Investidas – R$ 567,217 thousand l e Banco Bradesco BBI S.A. – R$ 161,652 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

b)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2013	2,501,678	2,597,265	877,048	458,589	6,434,580
Additions (reductions)	241,794	842,173	336,134	40,324	1,460,425
Expenses due to analysis of asset recoverability – impairment (1)	(244)	(84,562)	-	-	(84,806)
Amortization for the period	(793,491)	(554,997)	(66,893)	(166,304)	(1,581,685)
Balance on December 31, 2014	1,949,737	2,799,879	1,146,289	332,609	6,228,514

(1)  In 2014, contains impairment charges under “Intangible assets” totaling R$ 84,806 thousand.

15)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
● Demand deposits (1)	33,249,863	-	-	-	33,249,863
● Savings deposits (1)	92,154,815	-	-	-	92,154,815
● Interbank deposits	254,170	93,231	53,598	245,285	646,284
● Time deposits (2)	15,779,286	19,895,979	5,655,603	45,125,446	86,456,314
Grand total	141,438,134	19,989,210	5,709,201	45,370,731	212,507,276
%	66.5	9.4	2.7	21.4	100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

46            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   Securities sold under agreements to repurchase

	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Own portfolio	45,143,138	38,995,477	7,469,598	28,755,210	120,363,423
● Government securities	36,740,634	197,250	28,724	3,160	36,969,768
● Debentures of own issuance	2,306,308	38,725,738	7,440,874	27,961,909	76,434,829
● Foreign	6,096,196	72,489	-	790,141	6,958,826
Third-party portfolio (1)	179,742,904	-	-	-	179,742,904
Unrestricted portfolio (1)	715,969	122,801	-	-	838,770
Grand total	225,602,011	39,118,278	7,469,598	28,755,210	300,945,097
%	74.9	13.0	2.5	9.6	100.0

(1)   Represented by government securities.

c)   Funds from issuance of securities

	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Securities -Brazil:
- Mortgage bonds	33,535	170,247	201,133	-	404,915
- Letters of credit for real estate	331,617	5,126,315	3,938,658	2,466,115	11,862,705
- Letters of credit for agribusiness	565,118	2,185,356	3,260,659	2,559,446	8,570,579
- Financial bills	2,137,709	15,086,654	10,265,029	32,334,062	59,823,454
Subtotal	3,067,979	22,568,572	17,665,479	37,359,623	80,661,653
Securities - Overseas:
- MTN Program Issues (1)	89,647	2,106,367	187,483	3,906,809	6,290,306
- Securitization of future flow of money orders received from overseas (Note 15d)	5,575	396,632	396,633	1,690,671	2,489,511
Subtotal	95,222	2,502,999	584,116	5,597,480	8,779,817
Structured operations certificates	29,451	91,623	42,364	96,608	260,046
Grand total	3,192,652	25,163,194	18,291,959	43,053,711	89,701,516
%	3.6	28.1	20.4	47.9	100.0

(1)   Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using an SPE - Special Purpose Entity. This SPE, known as International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located overseas to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Bradesco     47

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Below are the main features of the notes issued by the SPE:

	December 31, 2014 - R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
Securitization of future flow of payment orders received from overseas	06.3.2008	836,000	22.5.2017	596,861
	19.12.2008	1,168,500	20.2.2019	1,060,833
	17.12.2009	133,673	20.2.2017	83,280
	17.12.2009	89,115	20.2.2020	94,204
	20.8.2010	307,948	21.8.2017	231,696
	29.9.2010	170,530	21.8.2017	132,422
	16.11.2011	88,860	20.11.2018	99,260
	16.11.2011	133,290	22.11.2021	190,955
Total		2,927,916		2,489,511

e)     Cost for market funding and inflation

Year ended December 31, 2014 - R$ thousand
Savings deposits	5,440,263
Time deposits	9,610,157
Federal funds purchased and securities sold under agreements to repurchase	25,028,568
Funds from issuance of securities	8,053,689
Other funding expenses	461,030
Total	48,593,707

16)    BORROWING AND ON-LENDING

a)   Borrowing

	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Overseas	2,584,666	6,749,480	3,783,100	2,083,518	15,200,764
Grand total	2,584,666	6,749,480	3,783,100	2,083,518	15,200,764
%	17.0	44.4	24.9	13.7	100.0

b)   On-lending

	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
In Brazil	1,060,487	5,504,325	6,569,815	29,160,950	42,295,577
- National Treasury	-	-	151,096	-	151,096
- BNDES	336,709	1,714,203	2,005,811	8,216,720	12,273,443
- CEF	1,773	4,590	5,508	8,262	20,133
- FINAME	721,697	3,785,532	4,406,136	20,935,968	29,849,333
- Other institutions	308	-	1,264	-	1,572
Overseas	91,060	197,887	1,195,020	-	1,483,967
Grand total	1,151,547	5,702,212	7,764,835	29,160,950	43,779,544
%	2.6	13.0	17.7	66.7	100.0

48            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)   Borrowing and on-lending expenses

Year ended December 31, 2014 - R$ thousand
Borrowing:
- In Brazil	26,765
- Overseas	138,365
Subtotal borrowing	165,130
On-lending in Brazil:
- National Treasury	5,248
- BNDES	703,085
- CEF	1,945
- FINAME	710,845
- Other institutions	53
On-lending overseas:
- Payables to foreign bankers (Note 9a)	890,723
- Other expenses with foreign on-lending	6,219,411
Subtotal on-lending	8,531,310
Total	8,696,440

17)     PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco     49

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 1,792,621 thousand: a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/Credit Losses – R$ 2,059,542 thousand: we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law no 9430/96 that only apply to temporary losses;

-        PIS – EC 17/97 - R$ 321,748 thousand: for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income); and

50            December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

-        PIS – R$ 320,067 thousand: we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – (set out in Article 44 of Law no 4506/64), which excludes interest income

            IV -   Provisions by nature

December 31, 2014 - R$ thousand
Labor claims	2,465,899
Civil claims	3,173,869
Subtotal (1)	5,639,768
Provision for tax risks (2)	5,725,057
Total	11,364,825

(1)  Note 19b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	Labor	Civil	Tax (1)
Balance on December 31, 2013	2,264,021	3,010,652	6,044,935
Adjustment for inflation	292,801	364,112	384,809
Provisions. net of reversals and write-offs	999,845	545,949	(597,356)
Payments	(1,090,768)	(746,844)	(107,331)
Balance on December 31, 2014	2,465,899	3,173,869	5,725,057

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,840,272 thousand which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 991,924 thousand; c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 1,034,018 thousand; d) IRPJ and CSLL deficiency note relating to disallowance of expense and exclusions on revenues from the mark-to-market of securities from 2007 to 2010, revenues differences in depreciation expenses depreciation of leased assets and operating expenses and income, amounting to R$ 1,226,665 thousand; and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 348,129 thousand, on alleged tax-exempt gain, when BOVESPA shares were merged into Nova Bolsa (BM&FBOVESPA), in 2008.

Bradesco     51

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

18)    SUBORDINATED DEBT

Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31, 2014 - R$ thousand
In Brazil:
Subordinated CDB:
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,677,464
2016	6	500	R$	IPCA + 7.1292% p.a.	952
2019	10	20,000	R$	IPCA + 7.76% p.a.	40,986
Financial bills:
				IGPM + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	166,069
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGPM + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,904,746
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGPM + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	9,036,475
				IGPM + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	26,148
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	72,358
				IGPM + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	216,409
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGPM rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. – 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,294,514
2020	7	1,700	R$	IPCA + 4.2620% p.a.	2,036
2018	8	50,000	R$	IGPM + 7.0670% p.a.	82,323
				IGPM + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	19,329
				IGPM + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. – 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	37,726
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,486
2021	9	7,000	R$	111.0% of CDI rate	8,898
				IGPM + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	27,976
				IGPM + (3.9270% p.a. – 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. – 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	70,401
				IGPM + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	810,721
CDB pegged to loans:
2015 to 2016	1 to 2	2,772	R$	100.0% of CDI rate	3,073
Subtotal in Brazil					26,500,090
Overseas:
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,026,515
2021	11	2,766,650	US$	Rate of 5.90% p.a.	4,349,977
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,967,773
Subtotal overseas					9,344,265
Grand total					35,844,355

52                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

19)    OTHER LIABILITIES

a)   Tax and social security

December 31, 2014- -R$ thousand
Provision for tax risk (Note 17b IV)	5,725,057
Provision for deferred income tax (Note 32e)	2,193,593
Taxes and contributions on profit payable	2,728,807
Taxes and contributions payable	780,038
Total	11,427,495

b)   Sundry

December 31, 2014 - R$ thousand
Credit card operations	18,094,072
Sundry creditors	8,344,403
Civil and labor provisions (Note 17b IV)	5,639,768
Provision for payments	4,118,300
Loan assignment obligations	4,948,920
Creditors in advance of residual value	3,734,387
Liabilities for acquisition of assets and rights	323,595
Investment fund quotas obligations	2,794,702
Other (1)	2,512,940
Total	50,511,087

(1)  On December 31, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totaling R$ 421,596 thousand (Note 8g).

Bradesco     53

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

20)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

December 31, 2014 - R$ thousand
Banco Bradesco BBI S.A.	12,838
Other	81
Total	12,919

21)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

December 31, 2014
Common shares	2.103,637,129
Preferred shares	2,103,636,910
Subtotal	4,207,274,039
Treasury (common shares)	(2,898,610)
Treasury (preferred shares)	(8,984,870)
Total outstanding shares	4,195,390,559

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not canceled	-	(1,118,600)	(1,118,600)
Number of outstanding shares as at December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law no 6404/76, amended by Law no 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first half-year of 2014, totaling R$ 829,000 thousand, at R$ 0,188201395 per common share and R$ 0,207021535 per preferred share, which was paid on July 18, 2014.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$ 2,600,300 thousand, at R$ 0,590325800 (net of 15% withholding income tax - R$ 0,501776930) per common share and R$ 0,649358380 (net of 15% withholding income tax - R$ 0,551954623) per preferred share, which was paid on March 6, 2015.

54                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity and dividends for the year ending December 31, 2014 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	15,088,818
(-) Legal reserve	(754,442)
Adjusted calculation basis	14,334,376
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,595,008
Withholding income tax on interest on shareholders’ equity	(539,251)
Interim dividends provisioned	1,459,572
Interest on shareholders’ equity (net)/dividends accumulated in the year of 2014	4,515,329	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	December 31, 2014 - R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/ recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0,225816	0,248397	994,708	149,206	845,502
Supplementary interest on shareholders’ equity provisioned (1)	0,590326	0,649358	2,600,300	390,045	2,210,255
Interim dividends provisioned (2)	0,188201	0,207022	829,000	-	829,000
Supplementary dividends provisioned (1)	0,143154	0,157469	630,572	-	630,572
Total	1,147497	1,262246	5,054,580	539,251	4,515,329

(1)  Paid on March 6, 2015; and

(2)  Paid on July 18, 2014.

d)    Treasury shares

The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buy-back program based on the previous conditions, which remained in force until June 26, 2014, The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buy-back program, based on the previous conditions, It is valid until June 26, 2015.

A total of 2,898,610 common shares and 8,984,870 preferred shares had been acquired, totaling R$ 298,015 thousand until December 31, 2014, and remain in treasury, The minimum, average and maximum cost per common share is R$ 23,62221, R$ 25,41203 and R$ 27,14350, and per preferred share is R$ 25,23185, R$ 27,16272 and R$ 33,12855, respectively, The fair value was R$ 34,32 per common share and R$ 35,06 per preferred share on December 31, 2014.

Bradesco     55

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

22)    FEE AND COMMISSION INCOME

Year ended December 31, 2014 - R$ thousand
Credit card income	6,476,613
Checking account	4,019,107
Loans	2,581,673
Asset management	1,030,606
Collections	1,546,748
Consortium management	880,373
Underwriting / Financial Advisory Services	636,407
Custody and brokerage services	520,290
Payments	371,874
Other	563,063
Total	18,626,754

23)    PAYROLL AND RELATED BENEFITS

Year ended December 31, 2014 - R$ thousand
Salaries	5,460,980
Benefits	2,446,429
Social security charges	2,129,862
Employee profit sharing	1,147,936
Provision for labor claims	1,028,015
Training	123,786
Total	12,337,008

24)    OTHER ADMINISTRATIVE EXPENSES

Year ended December 31, 2014 - R$ thousand
Outsourced services	3,472,405
Depreciation and amortization	2,432,030
Communication	1,342,721
Data processing	1,291,392
Rental	1,273,267
Transport	719,775
Financial system services	777,191
Advertising and marketing	717,820
Asset maintenance	975,612
Security and surveillance	556,254
Supplies	309,062
Water, electricity and gas	221,234
Travel	81,628
Other	1,334,491
Total	15,504,882

56                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

25)    TAX EXPENSES

Year ended December 31, 2014 - R$ thousand
Contribution for Social Security Financing (COFINS)	2,057,491
Social Integration Program (PIS) contribution	388,226
Tax on Services (ISSQN)	488,664
Municipal Real Estate Tax (IPTU) expenses	59,821
Other	176,207
Total	3,170,409

26)    OTHER OPERATING INCOME

Year ended December 31, 2014 - R$ thousand
Other interest income	1,579,178
Reversal of other operating provisions	3,167,767
Revenues from recovery of charges and expenses	166,086
Other	1,520,243
Total	6,433,274

27)    OTHER OPERATING EXPENSES

Year ended December 31, 2014 - R$ thousand
Other finance costs	3,670,848
Sundry losses	1,720,915
Commissions on loans and financing	1,227,500
Discount granted	1,330,101
Intangible assets amortization	60,563
Goodwill amortization (Note 14b)	66,893
Other	3,168,145
Total	11,244,965

28)    NON-OPERATING INCOME (LOSS)

Year ended December 31, 2014 - R$ thousand
Gain/loss on sale and write-off of assets and investments	(398,332)
Recording/reversal of non-operating provisions	(251,788)
Other	150,983
Total	(499,137)

Bradesco     57

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

29)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations, The transactions are as follows:

	December 31, 2014 - R$ thousand
	Assets (liabilities)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	477,975	-
Cidade de Deus Companhia Comercial de Participações	(750,925)	-
Fundação Bradesco	(268,664)	-
Elba Holdings Ltda.	200,182	-
Bradseg Participações Ltda.	1,219,009	-
Other controllers, controlled and shared control	78,373	-
Demand deposits/Savings accounts:	(238,189)	(798)
Bradesco Vida e Previdência S.A.	(513)	-
Brasília Cayman Investments II Limited	(210,829)	-
Key Management Personnel	(19,651)	(798)
Other controllers, controlled and shared control	(7,196)	-
Time deposits:	(170,317)	(67,972)
Cidade de Deus Companhia Comercial de Participações	(59,941)	(71)
Fidelity Processadora e Serviços S.A.	(316)	(13,219)
Key Management Personnel	(73,181)	(8,373)
Other controllers, controlled and shared control	(36,879)	(46,309)
Funding in interbank deposits:	(5,048)	-
Bradesco North América LLC Delaware	(2,922)	-
Other controllers, controlled and shared control	(2,126)	-
Federal funds purchased and securities sold under agreements to repurchase:	(7,985,578)	(520,606)
Embaúba Holdings Ltda.	(740,218)	(73,617)
Quixabá Empreendimentos e Participações Ltda.	(1,570,348)	(103,570)
Bradesplan Participações Ltda.	(1,027,622)	(48,023)
Tempo e Serviços Ltda.	(1,280,017)	(7,245)
Serel Participações em Imóveis S.A.	(489,839)	(48,947)
Alvorada Serviços e Negócios Ltda.	(453,047)	(46,544)
STVD Holdings S,A,	(640,359)	(33,733)
Columbus Holdings S,A,	(292,558)	(22,516)
Ganant Corretora de Seguros Ltda.	(272,429)	(20,690)
BVP Promotora de Vendas Ltda.	(197,661)	(15,012)
Cidade de Deus Companhia Comercial de Participações	(290,413)	(34,927)
BBD Participações S.A.	(29,118)	(13,040)
Key Management Personnel	(92,043)	(12,420)
Other controllers, controlled and shared control	(609,906)	(40,322)
Funds from issuance of securities:	(619,551)	(59,746)
Key Management Personnel	(619,551)	(59,746)
Derivative financial instruments (swap):	(1,925)	2,821
Tempo Serviços Ltda.	(1,925)	2,821
Fee and commission income:	(23,836)	(539,892)
Scopus Tecnologia Ltda.	-	(371,616)
Fidelity Processadora e Serviços S.A.	(9,534)	(109,896)
Scopus Soluções em TI S.A.	(14,302)	(58,001)
Other controllers, controlled and shared control	-	(379)
Rental of branches:	-	(433,307)
Bradesco Vida e Previdência S.A.	-	(1,687)
Fundação Bradesco	-	(1,485)
Other controllers, controlled and shared control	-	(430,135)
Subordinated debts:	-	(27)
Fundação Bradesco	-	(27)
Borrowing:	(4,862,391)	(649,299)
Bradesplan Participações Ltda.	(2,797,634)	(283,351)
STVD Holdings S,A,	(930,486)	(122,908)
Tempo Serviços Ltda.	(209,642)	(132,276)
Alvorada Serviços e Negócios Ltda.	(408,031)	(38,391)
Other controllers, controlled and shared control	(516,598)	(72,373)

58                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   Compensation for Key Management Personnel (1)

Each year, the Annual Shareholders’ Meeting approves:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 355,100 thousand was set for Management compensation and R$ 354,600 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date, This procedure complies with CMN Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

Year ended December 31, 2014 - R$ thousand
Salaries	319,743
INSS contributions	71,611
Total	391,354

Post-employment benefits

Year ended December 31, 2014 - R$ thousand
Defined contribution supplementary pension plans	322,726
Total	322,726

(1)  Considers all the key personnel of the Administration, regardless of the companies members of prudential consolidated.

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution no 3989/11.

Bradesco     59

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

December 31, 2014
● Common shares	0,72%
● Preferred shares	1,04%
● Total shares (1) (2)	0,88%

(1)  On December 31, 2014, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2,98% of common shares, 1,08% of preferred shares and 2,03% of all shares; and

(2)  Considers all the key personnel of the Administration, regardless of the companies members of prudential consolidated.

30)    FINANCIAL INSTRUMENTS

a)      Risk Management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business, The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices, For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses as a result of the non-compliance by the borrower or counterparty with their financial obligations under agreed terms, as well as to the reduction in the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantageous terms / conditions given in a renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

60                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments, Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported, The Organization’s market risk exposure profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently, The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution no 3464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, whose review is performed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks, In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

Bradesco     61

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Below is the statement of financial position by currency

	December 31, 2014 - R$ thousand
	Balance	Local	Foreign (1) (2)
Assets
Current and long-term assets	811,473,437	745,752,500	65,720,937
Funds available	14,503,056	10,817,083	3,685,973
Interbank investments	202,406,285	201,577,329	828,956
Securities and derivative financial instruments	153,901,051	139,878,884	14,022,167
Interbank and interdepartmental accounts	52,031,453	52,031,453	-
Loan and leasing	292,020,939	254,978,806	37,042,133
Other receivables and assets	96,610,653	86,468,945	10,141,708
Permanent assets	51,282,571	51,179,806	102,765
Investments	33,974,874	33,974,874	-
Premises and equipment and leased assets	11,024,290	11,006,256	18,034
Deferred assets	54,893	54,893	-
Intangible assets	6,228,514	6,143,783	84,731
Total	862,756,008	796,932,306	65,823,702

Liabilities
Current and long-term liabilities	780,945,505	701,218,542	79,726,963
Deposits	212,507,276	181,579,908	30,927,368
Federal funds purchased and securities sold under agreements to repurchase	300,945,097	293,986,271	6,958,826
Funds from issuance of securities	89,701,516	80,935,390	8,766,126
Interbank and interdepartmental accounts	5,984,895	4,227,502	1,757,393
Borrowing and on-lending	58,980,308	41,976,316	17,003,992
Derivative financial instruments	3,313,107	2,492,264	820,843
Other liabilities:
- Subordinated debts	35,844,355	26,522,778	9,321,577
- Other	73,668,951	69,498,113	4,170,838
Deferred income	289,334	289,334	-
Non-controlling interests in subsidiaries	12,919	12,919	-
Shareholders’ equity	81,508,250	81,508,250	-
Total	862,756,008	783,029,045	79,726,963

Net position of assets and liabilities			(13,903,261)
Net position of derivatives (2)			(17,327,187)
Other net off-balance-sheet accounts (3)			(1,012,215)
Net exchange position (liability)			(32,242,663)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

62                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Liquidity Risk

Liquidity Risk is the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

It is crucial to measure and monitor this risk, so that the Organization can settle its obligations in a timely and reliable way.

The process of liquidity risk management is performed at the corporate level, It involves several areas with specific assignments, ensuring an efficient structure, Liquidity risk is measured and controlled centrally and independently and includes the daily monitoring of the composition of available funds, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization establishes a minimum liquidity reserve to be held and the types of assets eligible for this reserve, Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

Bradesco     63

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

The statement of financial position by maturity is as follows

	December 31, 2014 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	453,668,629	87,268,957	60,883,994	209,097,621	-	810,919,201
Funds available	14,503,056	-	-	-	-	14,503,056
Interbank investments (2)	196,367,023	4,437,071	829,397	772,794	-	202,406,285
Securities and derivative financial instruments (1) (2)	127,918,187	3,887,902	1,841,865	19,698,861	-	153,346,815
Interbank and interdepartmental accounts	51,414,299	-	-	617,154	-	52,031,453
Loan and leasing	27,240,277	65,320,774	47,677,272	151,782,616	-	292,020,939
Other receivables and assets	36,225,787	13,623,210	10,535,460	36,226,196	-	96,610,653
Permanent assets	8,155,871	951,908	1,141,048	6,976,839	32,392,754	49,618,420
Investments	-	-	-	-	32,310,723	32,310,723
Premises and equipment	8,008,636	213,045	255,654	2,464,924	82,031	11,024,290
Deferred assets	914	4,575	5,489	43,915	-	54,893
Intangible assets	146,321	734,288	879,905	4,468,000	-	6,228,514
Total	461,824,500	88,220,865	62,025,042	216,074,460	32,392,754	860,537,621

Liabilities
Current and long-term liabilities	439,859,562	98,752,476	46,649,437	193,467,089	-	778,728,564
Deposits (3)	141,438,134	19,989,210	5,709,201	45,370,731	-	212,507,276
Federal funds purchased and securities sold under agreements to repurchase (2)	225,602,011	39,118,278	7,469,598	28,755,210	-	300,945,097
Funds from issuance of securities	3,192,652	25,163,194	18,291,959	43,053,711	-	89,701,516
Interbank and interdepartmental accounts	5,984,895	-	-	-	-	5,984,895
Borrowing and on-lending	3,736,213	12,451,692	11,547,935	31,244,468	-	58,980,308
Derivative financial instruments	1,584,487	336,613	247,709	1,144,298	-	3,313,107
Other liabilities:
- Subordinated debts	205,462	773,767	1,905,575	32,959,551	-	35,844,355
- Other	58,115,708	919,722	1,477,460	10,939,120	-	71,452,010
Deferred income	289,334	-	-	-	-	289,334
Non-controlling interests in subsidiaries	-	-	-	-	11,473	11,473
Shareholders’ equity	-	-	-	-	81,508,250	81,508,250
Total	440,148,896	98,752,476	46,649,437	193,467,089	81,519,723	860,537,621

Net assets accumulated	21,675,604	11,143,993	26,519,598	49,126,969	-	-

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

64                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Operational Risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO - Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Information Technology, respectively.

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	December 31, 2014 - R$ thousand
Capital Adequacy Ratio (Basel III) - Financial (1)
Tier I capital	77,198,803
Common equity	77,198,803
Shareholders’ equity	81,508,250
Prudential adjustments - CMN Resolution no 4192/13	(4,309,447)
Tier II capital	21,405,720
Subordinated debt	21,405,720
Capital (a)	98,604,523

- Credit risk	544,797,829
- Market risk	21,435,660
- Operational risk	30,979,716
Risk-weighted assets – RWA (b)	597,213,205

Capital adequacy ratio (a/b)	16.5%
Tier I capital	12.9%
- Principal capital	12.9%
Tier II capital	3.6%

(1)  Pursuant to CMN Resolution no 4192/13.

Bradesco     65

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   Capital Management

The primary objective Capital Management structure is to providing the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives, The following are considered: the business environment and a prospective and consistent vision for capital adequacy planning, This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing capital adequacy is carried out so as to ensure that the Organization has a solid Reference Equity base to support the development of activities and cope with risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in capital management.

31)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an Unrestricted Benefit Pension Plan (PGBL) for employees and directors, PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL scheme is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of the FIE funds.

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries, Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages, The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan, For participants of the defined benefit plan (retirees and pensioners), whether they migrated to the PGBL plan or not, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formerly Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively to former employees of Banco BEC S.A.

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution no 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

66                 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Below are the main premises adopted by the independent actuary in the actuarial evaluation of our plans, based on CPC 33 (R1):

Risk factors	December 31, 2014
Nominal discount rate	11.74% p,a,
Nominal rate of minimum expected return on assets	11.74% p,a,
Nominal rate of future salary growth	5.20% p,a,
Nominal rate of increase of social security and plans’ benefits	5.20% p,a,
Inflation rate	5.20% p,a,
Biometric table - general mortality	AT2000
Biometric table - entry into disability	By plan
Expected turnover rate	-
Likelihood of entry into retirement	100% on 1st eligibility for a benefit through the plan

Based on the assumptions above and according to CPC 33 (R1), the present value of actuarial liabilities of the benefit plans and its assets to cover these obligations, on December 31, 2014, represented: (i) R$ 1,070,636 thousand for the plan’s net assets; (ii) R$ 1,182,761 thousand in actuarial liabilities; and (iii) deficiency amounting to R$ 112,125 thousand.

The table below, is a sensitivity analysis of the obligation of the benefit plans, and demonstrates the impact on the actuarial exposure due to the change of the discount rate premise (11,74% p,a,) by 1 percentage -point:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on present value of obligations
12.74%	Increase of 1 p,p,	reduction	(111,950)
10.74%	Decrease of 1 p,p,	increase	132,811

At its overseas units, Bradesco provides its employees and administrators with pension plans that allows financial resources to be accumulated throughout the participant’s career, in compliance with local regulations.

Expenses related to contributions made in the year ended December 31, 2014 totaled R$ 622,807 thousand.

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including: health insurance, dental care, life and personal accident insurance, and professional training, These expenses, including the aforementioned contributions, totaled R$ 3,063,655 thousand in the year ended December 31, 2014.

32)    INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

Year ended December 31, 2014 - R$ thousand
Income before income tax and social contribution	16,773,248
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(6,709,299)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	3,680,977
Net non-deductible expenses of nontaxable income	(100,064)
Interest on shareholders’ equity (paid and payable)	1,438,003
Other amounts (2)	17,219
Income tax and social contribution for the period	(1,673,164)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, in accordance with Law no 11727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes, primarily, the exchange variation of overseas investments and tax incentives.

Bradesco 67

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   Breakdown of income tax and social contribution in the income statement

Year ended December 31, 2014 - R$ thousand
Current taxes:
Income tax and social contribution payable	(4,506,314)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	2,291,925
Use of opening balances of:
Social contribution loss	(311,686)
Income tax loss	(504,395)
Recording in the period on:
Social contribution loss	580,313
Income tax loss	776,993
Total deferred taxes	2,833,150
Income tax and social contribution for the period	(1,673,164)

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12,31,2013	Amount recorded	Amount realized	Balance on 12,31,2014
Allowance for loan losses	15,017,341	6,157,241	3,609,535	17,565,047
Civil provisions	1,204,355	359,428	296,496	1,267,287
Tax provisions	1,766,267	438,617	613,442	1,591,442
Labor provisions	905,309	553,756	473,182	985,883
Provision for devaluation of securities and investments	71,315	26,829	21,522	76,622
Provision for devaluation of foreclosed assets	218,026	158,663	102,462	274,227
Adjustment to fair value of trading securities	183,033	2,119	181,456	3,696
Amortization of goodwill	667,342	10,649	507,236	170,755
Other	1,740,750	1,729,970	1,340,016	2,130,704
Total deductible taxes on temporary differences	21,773,738	9,437,272	7,145,347	24,065,663
Income tax and social contribution losses in Brazil and overseas	3,830,376	1,357,306	816,081	4,371,601
Subtotal (2)	25,604,114	10,794,578	7,961,428	28,437,264
Adjustment to fair value of available-for-sale securities (1)	709,870	146,978	306,808	550,040
Social contribution - Provisional Measure no 2158-35/01	132,511	-	26,414	106,097
Total deferred tax assets (Note 9b)	26,446,495	10,941,556	8,294,650	29,093,401
Deferred tax liabilities (Note 32e)	2,317,741	447,582	571,730	2,193,593
Deferred tax assets, net of deferred tax liabilities	24,128,754	10,493,974	7,722,920	26,899,808

(1)    Deferred tax assets from companies in the financial sector were established considering the increase in the social contribution rate, determined by Law no 11727/08 (Note 3h).

68 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution - Provisional Measure no 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure no 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	3,300,883	1,968,810	192,636	227,987	73,364	5,763,680
2016	3,370,287	2,008,765	415,315	252,301	32,733	6,079,401
2017	3,327,841	1,976,014	725,328	435,855	-	6,465,038
2018	2,487,405	1,476,406	996,006	738,426	-	5,698,243
2019	2,605,757	1,543,495	6,504	381,243	-	4,536,999
Total	15,092,173	8,973,490	2,335,789	2,035,812	106,097	28,543,361

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate net of tax effects, amounts to R$ 26,204,472 thousand, of which R$ 22,136,676 thousand refers to temporary differences, R$ 3,964,887 thousand to tax losses and negative basis of social contribution and R$ 102,909 thousand  of deferred social contribution, Provisional Measure no 2158-35.

e)   Deferred tax liabilities

December 31, 2014 - R$ thousand
Mark-to-market adjustment to securities and derivative financial instruments	264,728
Difference in depreciation	784,378
Judicial deposit and others	1,144,487
Total	2,193,593

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11727/08 (Note 3h).

33)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$ 488,730,084 thousand as of December 31, 2014.

b)   Consortium funds

December 31, 2014 - R$ thousand
Monthly estimate of funds receivable from consortium members	429,312
Contributions payable by the group	20,816,191
Consortium members - assets to be included	18,741,580
Credits available to consortium members	4,133,159

December 31, 2014 - In units
Number of groups managed	3,429
Number of active consortium members	1,061,848
Number of assets to be included	531,378

Bradesco 69

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)   The changes made in the reserve requirements in 2014 are as follows:

Description	Procedures
Reserve requirement on time deposits	The rate was 44% until 6,2,2014 (Group A) and 6,9,2014 (Group B), and thereafter it was adjusted to 45% of the calculation basis.

Bacen remunerates balance, limited to the lower among the following amounts:

I – the reserve requirement discounted from deductions forecasted by Bacen. Such deductions do not exceed 60% of the liabilities.

II – the reserve requirement multiplied by the percentage of:

-  82% as of the calculation period started on 1,13,2014;

-  100% as of the calculation period started on 3,17,2014;

-  50% as of the calculation period started on 8,4,2014;

-  40% as of the calculation period started on 8,25,2014; and

-  100% as of the calculation period started on 8,10,2015.

A restriction on the acceptance of financial bills for deduction of compulsory collection; these are now limited to the balance of financial bills on 7,25,2014.

Until 8,25,2014, the limit of assets for deduction of reserve requirements was 50%, and was raised to 60%, with the deduction of the value of assets corresponding to credit acquisition operations, CDC (vehicles and motorcycles) and financial bills.

The deduction of financing and leasing operations for light commercial vehicles was permitted until 8,25,2014, relative to operations contracted between 5,22,2014 and 9,14,2012, and those contracted starting on 7,28,2014, After this date, the criteria was changed to 5 times the positive variation, compared with the average for the 1st half-year.

Until 7,25,2014, 58 financial groups were considered eligible, as vendors for the acquisition of financial bills and credit assignment, Following the change, only 13 financial groups (with reserve for redemption (PR) above R$ 3.5 billion) were ineligible.

Deduction for credit transactions derived from working capital was permitted starting as at 10,27,2014, The criterion was 5 times the positive variation, compared with the average for the 1st half-year.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution no 3566/08 – Impairment of Assets (CPC 01);

•       Resolution no 3604/08 – Statement of Cash Flows (CPC 03);

•       Resolution no 3750/09 – Related Party Disclosures (CPC 05);

•       Resolution no 3823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution no 3973/11 – Subsequent Event (CPC 24);

•       Resolution no 3989/11 – Share-based Payment (CPC 10);

•       Resolution no 4007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23); and

•       Resolution no 4144/12 – Conceptual Framework for Preparing and Presenting Financial Statements.

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution no 3786/09 and Bacen Circular Letters no 3472/09 and no 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

70 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

As required  by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2014 and 2013 on its website, in accordance with IFRS standards, The net income and equity of the financial statements disclosed in IFRS have not been substantially different from those presented in the financial statements, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen).

e)    On May 14, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627/13, This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS, These are the main issues contemplated by Law no 12973/14:

•        revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards.

•     taxation of companies domiciled in Brazil, for increases in the equity of overseas subsidiaries and unconsolidated companies resulting from profit in these entities.

•     special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions nos 1,515, of November 24, 2014 and 1,520, of December 4, 2014. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

f)     On January 20, 2015, Law no 13097/15 was published, which converted Provisional Measure no 656/14, Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts past-due after October 8, 2014 (Article 9 of Law no 9430/96), The limits remain the same for contracts past-due held until October 7, 2014.

g)    On February 27, 2015, Cielo SA (Cielo), our subsidiary jointly controlled companies, and the Bank of Brazil SA (Bank of Brazil), completed the process of creating a joint venture ("JV"), in order to manage the transactions originating from credit card operations and debt within the Ourocard Payment Arrangement ("Ourocard Arrangement"). The "JV", valued at $ 11.6 billion, will have its share capital held in the proportion of 70% by Cielo and 30% by the Bank of Brazil, and the Bank of Brazil will contribute assets related to the Arrangement and the Ourocard Cielo will contribute US $ 8.1 billion in financing operation, which will be achieved through the issuance of debentures, as the market statement on November 19, 2014.

h)    There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of December 31, 2014.

Marcos Aparecido Galende

Accountant - CRC 1SP201309/O-6

Bradesco 71

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

To

The Board of Directors and Management

Banco Bradesco S.A.

Osasco – SP

Dear Sirs

We have audited the accompanying Prudential Conglomerate consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position of the Prudential Conglomerate as at December 31, 2014, and the respective income statement, statement of changes in equity and cash flow statement for the six-month period and for the year  then ended, and a summary of significant accounting policies and other explanatory information. This special purpose financial statements have been prepared by Bradesco´s management as required by Resolution no 4,280, dated October 31, 2013, of the Conselho Monetário Nacional (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note no 2 to the financial statements.

Management’s Responsibility for the Financial Statements

Bradesco´s Management is responsible for the preparation and fair presentation of these Prudential Conglomerate consolidated financial statements in accordance with the Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and for such internal control as management determines is necessary to enable the preparation of the Prudential Conglomerate consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Prudential Conglomerate consolidated financial statements prepared by Bradesco´s Management in accordance with the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN, based on our audit in accordance with Brazilian and International Standards on Auditing, taking into account the NBC TA 800 (ISA 800) - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Prudential Conglomerate consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

72 December 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

Opinion

In our opinion, the Prudential Conglomerate consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bradesco´s Prudential Conglomerate consolidated financial statements as at December 31, 2014, the consolidated financial performance of its operations and its consolidated cash flows for the  six-month period and for the year then ended in accordance with the provisions for preparation of the Prudential Conglomerate consolidated financial statements pursuant to the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN for the preparation of these consolidated financial statements prepared for special purpose, as described in note no 2 to the financial statements.

Emphasis

Basis of preparation of the Prudential Conglomerate consolidated financial statements

Without modifying our opinion, we draw attention to note no 2 to the financial statements that disclose:

a)    The Prudential Conglomerate consolidated financial statements were prepared by Bradesco´s management to meet the requirements of Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

b)   Bradesco´s Management opted for the provision of the § 2o of Art. 10 of BACEN´s Circular no 3,701, dated March 13, 2014, and the comparative consolidated financial statements have not been presented.

Other Matter

Bradesco has prepared a separate set of consolidate financial statements for general purposes for the six-month period and for the year then ended December 31, 2014, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an unqualified auditor’s report on January 28, 2015.

Osasco, March 31, 2015,

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

Bradesco 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.